Exhibit 99.3

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Six Months Ended June 30, 2026 and 2025

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	June 30, 2026 (Unaudited)		December 31, 2025 (Audited)		June 30, 2025 (Unaudited)
ASSETS	Amount	%	Amount	%	Amount	%
CURRENT ASSETS
Cash and cash equivalents	$42,222	8	$36,944	7	$35,033	6
Financial assets at fair value through profit or loss	1	—	3	—	1	—
Financial assets at fair value through other comprehensive income	—	—	19	—	—	—
Hedging financial assets	—	—	3	—	—	—
Contract assets	8,877	2	8,576	2	8,062	2
Trade notes and accounts receivable, net	25,915	5	27,396	5	23,649	5
Receivables from related parties	146	—	213	—	128	—
Inventories	17,601	3	13,179	2	11,947	2
Prepayments	6,514	1	3,790	1	6,300	1
Other current monetary assets	39,211	7	23,468	4	39,731	7
Incremental costs of obtaining contracts	340	—	339	—	339	—
Other current assets	2,943	—	3,441	1	3,508	1

Total current assets	143,770	26	117,371	22	128,698	24

NONCURRENT ASSETS
Financial assets at fair value through profit or loss	1,459	—	1,211	—	1,110	—
Financial assets at fair value through other
comprehensive income	6,751	1	6,787	1	5,770	1
Financial assets at amortized cost	2,070	—	2,020	—	2,000	—
Investments accounted for using equity method	8,380	2	8,264	2	8,543	2
Contract assets	4,847	1	4,733	1	4,402	1
Property, plant and equipment	280,290	51	288,165	55	285,035	52
Right-of-use assets	10,686	2	10,764	2	11,121	2
Investment properties	14,086	3	12,420	2	12,281	2
Intangible assets	56,622	10	59,762	11	63,003	12
Deferred income tax assets	1,790	—	1,782	—	1,747	—
Incremental costs of obtaining contracts	1,041	—	1,109	—	1,174	—
Net defined benefit assets	10,161	2	9,866	2	9,227	2
Prepayments	6,314	1	5,931	1	5,457	1
Other noncurrent assets	5,174	1	5,495	1	4,727	1

Total noncurrent assets	409,671	74	418,309	78	415,597	76

TOTAL	$553,441	100	$535,680	100	$544,295	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans	$795	—	$340	—	$480	—
Financial liabilities at fair value through profit or loss	—	—	—	—	—	—
Hedging financial liabilities	1	—	—	—	13	—
Contract liabilities	23,562	4	21,296	4	16,457	3
Trade notes and accounts payable	11,461	2	15,923	3	11,121	2
Payables to related parties	121	—	177	—	145	—
Current tax liabilities	6,849	1	7,346	2	6,424	1
Lease liabilities	4,097	1	3,890	1	3,804	1
Dividends payable	40,339	7	—	—	38,787	7
Other payables	26,182	5	28,716	5	23,170	4
Provisions	548	—	525	—	661	—
Current portion of long-term loans	3,499	1	1,900	—	10,708	2
Other current liabilities	1,172	—	957	—	947	—

Total current liabilities	118,626	21	81,070	15	112,717	20

NONCURRENT LIABILITIES
Long-term loans	1,600	—	1,600	—	1,627	—
Bonds payable	21,428	4	23,288	4	19,792	4
Contract liabilities	6,428	1	6,567	1	6,971	1
Deferred income taxes liabilities	2,882	—	2,829	1	2,720	1
Provisions	589	—	560	—	317	—
Lease liabilities	6,780	2	7,001	1	7,236	1
Customers’ deposits	5,277	1	5,262	1	5,179	1
Net defined benefit liabilities	2,385	—	2,329	1	2,134	—
Other noncurrent liabilities	6,707	1	6,703	1	7,255	1

Total noncurrent liabilities	54,076	9	56,139	10	53,231	9

Total liabilities	172,702	30	137,209	25	165,948	29

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stocks	77,574	15	77,574	14	77,574	15

Additional paid-in capital	151,041	27	150,923	29	150,060	28

Retained earnings
Legal reserve	77,574	15	77,574	14	77,574	15
Special reserve	2,676	—	2,676	1	2,676	—
Unappropriated earnings	55,723	10	74,364	14	56,528	10

Total retained earnings	135,973	25	154,614	29	136,778	25

Others	862	—	1,020	—	1,193	—

Total equity attributable to stockholders of the parent	365,450	67	384,131	72	365,605	68
NONCONTROLLING INTERESTS	15,289	3	14,340	3	12,742	3

Total equity	380,739	70	398,471	75	378,347	71

TOTAL	$553,441	100	$535,680	100	$544,295	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended June 30				Six Months Ended June 30
	2026		2025		2026		2025
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES	$61,364	100	$56,731	100	$121,352	100	$112,539	100
OPERATING COSTS	38,329	62	34,955	62	75,567	62	69,158	61

GROSS PROFIT	23,035	38	21,776	38	45,785	38	43,381	39

OPERATING EXPENSES
Marketing	6,730	11	6,412	11	13,158	11	12,552	11
General and administrative	1,939	3	1,795	3	3,911	3	3,588	3
Research and development	1,144	2	1,101	2	2,259	2	2,131	2
Expected credit loss (reversal of credit loss)	(36)	—	(72)	—	96	—	48	—

Total operating expenses	9,777	16	9,236	16	19,424	16	18,319	16

OTHER INCOME AND EXPENSES	3	—	5	—	5	—	6	—

INCOME FROM OPERATIONS	13,261	22	12,545	22	26,366	22	25,068	23

NON-OPERATING INCOME AND EXPENSES
Interest income	320	—	302	—	518	—	514	—
Other income	378	—	344	1	419	—	381	—
Other gains and losses	88	—	31	—	43	—	6	—
Interest expenses	(105)	—	(93)	—	(208)	—	(182)	—
Share of profit or loss of associates and joint ventures accounted for using equity method	20	—	5	—	2	—	43	—

Total non-operating income and expenses	701	—	589	1	774	—	762	—

INCOME BEFORE INCOME TAX	13,962	22	13,134	23	27,140	22	25,830	23
INCOME TAX EXPENSE	1,230	2	1,049	2	4,286	3	4,013	4

NET INCOME	12,732	20	12,085	21	22,854	19	21,817	19

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income	(5)	—	469	1	(122)	—	1,037	1
Gain or loss on hedging instruments subject to basis adjustment	1	—	(13)	—	(4)	—	(12)	—
Share of other comprehensive income (loss) of associates and joint ventures	1	—	(2)	—	(4)	—	(1)	—
Income tax relating to items that will not be reclassified to profit or loss	(18)	—	—	—	(18)	—	—	—

	(21)	—	454	1	(148)	—	1,024	1

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended June 30				Six Months Ended June 30
	2026		2025		2026		2025
	Amount	%	Amount	%	Amount	%	Amount	%
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	$2	—	$(505)	(1)	$74	—	$(431)	—
Share of other comprehensive income (loss) of associates and joint ventures	(19)	—	(30)	—	(26)	—	(23)	—

	(17)	—	(535)	(1)	48	—	(454)	—

Total other comprehensive income (loss), net of income tax	(38)	—	(81)	—	(100)	—	570	1

TOTAL COMPREHENSIVE INCOME	$12,694	20	$12,004	21	$22,754	19	$22,387	20

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$12,087	19	$11,636	20	$21,698	18	$20,955	18
Noncontrolling interests	645	1	449	1	1,156	1	862	1

	$12,732	20	$12,085	21	$22,854	19	$21,817	19

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$12,008	19	$11,596	20	$21,540	18	$21,560	19
Noncontrolling interests	686	1	408	1	1,214	1	827	1

	$12,694	20	$12,004	21	$22,754	19	$22,387	20

EARNINGS PER SHARE
Basic	$1.56		$1.50		$2.80		$2.70

Diluted	$1.56		$1.50		$2.79		$2.70

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars)

(Unaudited)

	Equity Attributable to Stockholders of the Parent
							Others
							Exchange
							Differences
							Arising	Unrealized
							from the	Gain or Loss			Total Equity
			Retained Earnings				Translation of	on Financial	Gain or Loss		Attributable to
		Additional		Special	Unappropriated	Total Retained	the Foreign	Assets at	on Hedging		Stockholders	Noncontrolling
	Common Stocks	Paid-in Capital	Legal Reserve	Reserve	Earnings	Earnings	Operations	FVOCI	Instruments	Total Others	of the Parent	Interests	Total Equity
BALANCE, JANUARY 1, 2025	$77,574	$150,054	$77,574	$2,676	$74,362	$154,612	$23	$564	$(1)	$586	$382,826	$12,980	$395,806
Appropriation of 2024 earnings
Cash dividends recognized by Chunghwa	—	—	—	—	(38,787)	(38,787)	—	—	—	—	(38,787)	—	(38,787)
Cash dividends recognized by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(1,094)	(1,094)
Net income for the six months ended June 30, 2025	—	—	—	—	20,955	20,955	—	—	—	—	20,955	862	21,817
Other comprehensive income (loss) for the six months ended June 30, 2025	—	—	—	—	(2)	(2)	(417)	1,036	(12)	607	605	(35)	570

Total comprehensive income (loss) for the six months ended June 30, 2025	—	—	—	—	20,953	20,953	(417)	1,036	(12)	607	21,560	827	22,387

Changes in equities of subsidiaries	—	6	—	—	—	—	—	—	—	—	6	10	16
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	19	19

BALANCE, JUNE 30, 2025	$77,574	$150,060	$77,574	$2,676	$56,528	$136,778	$(394)	$1,600	$(13)	$1,193	$365,605	$12,742	$378,347

BALANCE, JANUARY 1, 2026	$77,574	$150,923	$77,574	$2,676	$74,364	$154,614	$(192)	$1,209	$3	$1,020	$384,131	$14,340	$398,471
Appropriation of 2025 earnings
Cash dividends recognized by Chunghwa	—	—	—	—	(40,339)	(40,339)	—	—	—	—	(40,339)	—	(40,339)
Cash dividends recognized by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(1,153)	(1,153)
Actual disposal of interests in subsidiaries	—	35	—	—	—	—	—	—	—	—	35	11	46
Change in additional paid-in capital for not participating in the capital increase of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	30	30
Net income for the six months ended June 30, 2026	—	—	—	—	21,698	21,698	—	—	—	—	21,698	1,156	22,854
Other comprehensive income (loss) for the six months ended June 30, 2026	—	—	—	—	—	—	67	(221)	(4)	(158)	(158)	58	(100)

Total comprehensive income (loss) for the six months ended June 30, 2026	—	—	—	—	21,698	21,698	67	(221)	(4)	(158)	21,540	1,214	22,754

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—
Changes in equities of subsidiaries	—	83	—	—	—	—	—	—	—	—	83	497	580
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	350	350

BALANCE, JUNE 30, 2026	$77,574	$151,041	$77,574	$2,676	$55,723	$135,973	$(125)	$988	$(1)	$862	$365,450	$15,289	$380,739

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Six Months Ended June 30
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$27,140	$25,830
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	17,123	16,708
Amortization	3,332	3,336
Amortization of incremental costs of obtaining contracts	462	472
Expected credit loss	96	48
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	(62)	85
Interest expense	208	182
Interest income	(518)	(514)
Dividend income	(334)	(275)
Compensation cost of share-based payment transactions	—	2
Share of profit or loss of associates and joint ventures accounted for using equity method	(2)	(43)
Gain on disposal of property, plant and equipment	(5)	(6)
Loss (gain) on disposal of investments accounted for using equity method	—	6
Provision for impairment loss and obsolescence of inventory	13	14
Gain on disposal of subsidiaries	—	(15)
Others	(18)	(52)
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	(415)	256
Trade notes and accounts receivable	1,363	2,300
Receivables from related parties	67	65
Inventories	(4,435)	119
Prepayments	(2,758)	(2,968)
Other current assets	498	(396)
Other current monetary assets	102	(205)
Incremental cost of obtaining contracts	(395)	(424)
Increase (decrease) in:
Contract liabilities	2,127	(407)
Trade notes and accounts payable	(4,462)	(6,613)
Payables to related parties	(56)	(335)
Other payables	(2,442)	(2,876)
Provisions	52	1
Net defined benefit plans	(239)	(316)
Other current liabilities	213	(106)

Cash generated from operations	36,655	33,873

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Six Months Ended June 30
	2026	2025
Interests paid	$(156)	$(154)
Income taxes paid	(4,757)	(4,436)

Net cash provided by operating activities	31,742	29,283

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	(86)	(65)
Proceeds from disposal of financial assets at fair value through other comprehensive income	18	—
Acquisition of financial assets at amortized cost	(50)	—
Acquisition of financial assets at fair value through profit or loss	(203)	(191)
Acquisition of investments accounted for using equity method	(240)	(14)
Proceeds from disposal of investments accounted for using equity method	9	—
Net cash outflow from loss of control of subsidiaries	—	(9)
Acquisition of property, plant and equipment	(9,847)	(11,490)
Proceeds from disposal of property, plant and equipment	10	10
Acquisition of intangible assets	(94)	(54)
Acquisition of investment properties	(1)	(2)
Acquisition of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	(35,380)	(34,494)
Proceeds from disposal of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	20,121	18,771
Decrease in other noncurrent assets	326	129
Increase in prepayments for leases	(349)	(1,191)
Interests received	376	369
Dividends received	10	159
Proceeds from capital reduction and profit distribution of financial assets at fair value through profit or loss	20	1

Net cash used in investing activities	(25,360)	(28,071)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	1,910	580
Repayments of short-term loans	(1,455)	(250)
Proceeds from issuance of bonds	2,569	—
Repayment of bonds payable	(1,900)	—
Payments for transaction costs attributable to the issuance of bonds	(5)	—
Increase (decrease) in customers’ deposits	19	(121)
Payments for the principal of lease liabilities	(2,079)	(2,116)
Decrease in other noncurrent liabilities	(29)	(433)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Six Months Ended June 30
	2026	2025
Partial disposal of interests in subsidiaries without losing control	$46	$—
Cash dividends distributed to noncontrolling interests	(229)	(1)
Change in other noncontrolling interests	17	13

Net cash used in financing activities	(1,136)	(2,328)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	32	(111)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,278	(1,227)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	36,944	36,260

CASH AND CASH EQUIVALENTS, END OF PERIOD	$42,222	$35,033

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2026 and 2025

(Unaudited)

STATEMENT OF COMPLIANCE

The Company has prepared its consolidated balance sheets as of June 30, 2026 and 2025, the related consolidated statements of comprehensive income for the three months ended June 30, 2026 and 2025, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the six months ended June 30, 2026 and 2025 in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under International Financial Reporting Standards as issued by IASB.